Exhibit 10.2

CONFIDENTIAL MEMORANDUM

Date:	August 23, 2011

To:	Sandra Murray

From:	Sudhakar Kesavan

Subject:	Interim CFO Assignment – Agreement Letter

This letter agreement (this “Agreement”), which provides for payment of certain severance benefits by ICF International, Inc. (the “Company”) to you, the Company’s Interim Chief Financial Officer (“Interim CFO”), is hereby effective August 23, 2011. This Agreement will remain in effect until the earlier of (i) June 30, 2012 or (ii) the date that a new CFO, other than you, is selected and the Company has no other viable position for you or one in which you are interested in performing. The Company intends that the terms of this Agreement comply with the provisions of Section 409A of the Internal Revenue Code of 1986, as amended, as well as the regulations and guidance issued thereunder (collectively, “Section 409A”) and shall be construed consistently with such intent.

1.	Termination of Employment: In the event that the Company involuntarily terminates your employment for any reason other than Cause (as defined in Section 2.8 of the Company’s 2010 Omnibus Incentive Plan) or you elect to voluntarily resign due to the selection of a CFO other than you, and such departure constitutes a separation from service under Section 409A (a “Separation from Service”), you will be entitled to the following benefits assuming your execution of a separation agreement and release of claims (provided, however, that the receipt of benefits hereunder is contingent upon your provision of services for a transition period of up to 60 days from the start date of the new CFO (with the exact number of transition days to be at the Company’s discretion); and provided further, that in the event your Separation from Service is a result of your voluntary resignation, your entitlement to the benefits set forth below requires that (i) you notify the Company in writing of your intent to resign both within 90 days of the Company’s selection of a CFO, other than you, and at least two weeks prior to your intent to leave the Company; and (ii) the Company be given a period of 30 days after receipt of such notice in which to remedy the situation):

a.	Compensation: You will be entitled to receive a prorated share of your targeted bonus of $150,000 (same targeted amount for each of 2011 and 2012), based on the number of months that you act in the capacity of Interim CFO in the calendar year in which such appointment ends. Such bonus will be paid to you in a lump sum within 90 days after your Separation from Service date; provided that you have executed and returned the separation agreement and the release of claims and the statutory period has expired during which you are entitled to revoke the release of claims before such 90th day; and, provided further, that if the 90-day period begins in one calendar year and ends in a second calendar year, payment will always be made in the second calendar year.

b.

Severance: You will receive seven months in severance benefits calculated at your current annualized base salary of $305,594, plus your last paid bonus. If separation occurs in 2011, your severance will be calculated as follows: ($305,594 + $102,500)/12

= $34,008 X 7 = $238,056. If separation occurs in 2012, your severance will be calculated as follows: ($305,594 + $150,000 (full 2011 bonus assumed for purposes of severance calculation))/12 = $37,966 X 7 = $265,763. Severance will be paid out over 15 biweekly pay dates following your Separation from Service date pursuant to the Company’s normal payroll practices. No such severance payment, however, shall be made later than the last day of the second taxable year following the taxable year in which your Separation from Service occurs.

Each payment of your severance benefits shall be deemed to be a separate payment for purposes of applying the provisions of Section 409A. In addition, if you are a specified employee (within the meaning of Section 409A and the Company’s Specified Employee Identification Policy) on the date of your Separation from Service, notwithstanding any other provision of this Agreement to the contrary, in the event that any severance benefit payment, which when aggregated with all other severance benefit payments previously made to you, would exceed the amount permitted to be paid pursuant to Treas. Reg. §1.409A-1(b)(9)(iii)(A), such payment shall not be made prior to the date that is the earliest of (i) six months after your Separation from Service date; (ii) your death; or (iii) such other date that will cause such payment to you not to be subject to any additional tax imposed pursuant to the provisions of Section 409A. In the event of your death, any unpaid severance benefits shall be paid to your designated beneficiary.

c.	Health Care: You and your dependents will be provided with health care (including medical, hospitalization and dental) coverage on the same terms in effect on your Separation from Service date during the time period you are receiving severance benefits under this Agreement, and thereafter you will be eligible for COBRA benefits as mandated by law. To the extent that any such medical benefits are subject to provisions of Section 409A, in compliance with Section 409A and notwithstanding any other provision of the Company’s plans in effect from time to time: (i) the amount of expenses eligible for reimbursement and the provision of in-kind benefits during any calendar year shall not affect the amount of expenses eligible for reimbursement or the provision of in-kind benefits in any other calendar year; (ii) the reimbursement of an eligible expense shall be made on or before December 31 of the calendar year following the calendar year in which the expense was incurred; and (iii) the right to reimbursement or the right to in-kind benefits shall not be subject to liquidation or exchange for another benefit.

2.	Compliance with Section 409A: Except as permitted under Section 409A, no acceleration of the time or form of payment of deferred compensation under this Agreement shall be permitted. Notwithstanding any other provision in this Agreement to the contrary, if and to the extent that Section 409A is deemed to apply to this Agreement, it is the intention of the parties that this Agreement shall comply with Section 409A, and this Agreement, to the extent practicable, shall be construed in accordance therewith. Without in any way limiting the effect of the foregoing, in the event that the provisions of Section 409A require any special terms, provisions or conditions be included in this Agreement, then such terms, provisions, and conditions, to the extent practicable, shall be deemed to be made a part of this Agreement. Notwithstanding the foregoing, the parties agree that the Company, any affiliate of the Company, the Board of Directors of the Company or their designees or agents shall not be liable for any taxes, penalties, interest or other monetary amount that may be owed by you as a result of any deferral or payments under this Agreement or as a result of the administration of amounts subject to this Agreement.

If you desire to accept these benefits, please sign and date where indicated below, whereupon this Agreement will become a contract between you and the Company. As to the matters expressly dealt with herein, when accepted by you, this Agreement will supersede the Company’s general severance policies as in effect from time to time as otherwise applicable to you.

Accepted and Agreed:

By:	/s/ Sandra Murray
Name: Sandra Murray
Date: September 6, 2011

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